Mail Stop 4561

October 10, 2006

Mr. Derek P. Downs
President
Cistera Networks, Inc.
17304 Preston Road
Suite 975
Dallas, TX 75252

> **Re:** **Cistera Networks, Inc.**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2005**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2006**
> **File No. 000-17304**

Dear Mr. Downs:

We have reviewed the above referenced filings and your response letter dated October 2, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2006

Note 12 – Stock Options

1. Clarify whether you have adopted SFAS 123R, *Share Based Payment*, in the quarter-ended June 30, 2006. Please be advised, you are required to adopt SFAS 123R as of the beginning of the first annual reporting period that begins after December 15, 2005. See the effective dates and transition requirements of paragraphs 69 through 84 of SFAS

123R. If you have not adopted SFAS 123R, revise your quarterly report to adopt SFAS 123R and provide all disclosures required by paragraphs 64, 65 and 84 of SFAS 123R and Section H of SAB 107.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief